

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 1, 2017

<u>Via E-mail</u>
Ms. James B. Pekarek
Chief Financial Officer
Universal Hospital Services, Inc.
6625 West 78th Street, Suite 300
Minneapolis, MN 55439

> **Re: Universal Hospital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 0-20086**

Dear Mr. Pekarek:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction